BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and the market in general that, in connection with the Announcement to the Market dated November 1st, 2023, it finalized, on December 6th, 2023, the structuring of the 1st class of the BRF Clients II Receivables Investment Fund with Limited Liability (1ª (Primeira) Classe do Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada) ("FIDC BRF II" or “New Fund”), which investment policy is the acquisition of credit rights deriving from commercial transactions carried out between the Company and its customers in Brazil. The involved parties were successful in the initial placement of quotas of the 1st class of the BRF Clients II Receivables Investment Fund with Limited Liability (1ª (Primeira) Classe do Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada), which were divided into four distinct subclasses and reached an aggregate amount of R$960.000.000,00 (nine hundred and sixty million reais).

This amount surpasses the initial estimate of R$800.000.000,00 (eight hundred million reais) previously disclosed by BRF.

BRF was advised by UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and Banco Rabobank International Brasil S.A in the structuring of the FIDC BRF II. Banco Bradesco will act as custodian, BEM Distribuidora de Títulos Valores Mobiliários Ltda. as trustee and Bradesco Asset Management S.A. – BRAM will be the manager of the fund.

São Paulo, December 7th, 2023.

Fabio Luis Mendes Mariano

Financial Vice President and Investor Relations Officer